Exhibit 99.3

NANES DELORME PARTNERS I LP 230 Park Avenue, 7th Floor New York, New York, 10169

April [   ], 2008

[Nominee]
[Address]

Re:           VAALCO Energy, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of VAALCO Energy, Inc. (the “Company”) in connection with the proxy solicitation that Nanes Delorme Partners I LP (“Nanes Delorme Partners”), and certain of its affiliates, are considering undertaking to nominate and elect directors at the Company’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Nanes Delorme Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter will set forth the terms of our agreement.

Nanes Delorme Partners agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Nanes Delorme Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that this indemnification agreement and all of Nanes Delorme Partners’ obligations hereunder shall not apply to any of your actions or omissions as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Nanes Delorme Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Nanes Delorme Partners prompt written notice of such claim or Loss (provided that failure to promptly notify Nanes Delorme Partners shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Nanes Delorme Partners will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Nanes Delorme Partners may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of Nanes Delorme Partners, any confidential, proprietary or non-public information (collectively, “Information”) of Nanes Delorme Partners or its affiliates, which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Nanes Delorme Partners or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Nanes Delorme Partners so that Nanes Delorme Partners or any member thereof may seek a protective order or other appropriate remedy or, in Nanes Delorme Partners’ sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or Nanes Delorme Partners does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Nanes Delorme Partners and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Nanes Delorme Partners and, upon the request of a representative of Nanes Delorme Partners, all such information shall be returned or, at Nanes Delorme Partners’ option, destroyed by you, with such destruction confirmed by you to Nanes Delorme Partners in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*              *              *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

NANES DELORME PARTNERS I LP

By:	Nanes Balkany Partners LLC
General Partner

By:
Name: Daryl Nanes
Title: Managing Member

ACCEPTED AND AGREED:

___________________________

[Nominee]